Exhibit 99.1

English Translation

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY HELD COMPANY

MINUTES OF THE 301TH MEETING OF THE BOARD OF DIRECTORS

ON SEPTEMBER 27, 2021

I. DATE, TIME AND PLACE: On September 27, 2021, at 6:00 p.m., by deliberative circuit under the terms of article 29, paragraph 1 of the Company's Bylaws.

II. CALL NOTICE: Call notice made by individual messages to the Board Members, under the terms to article 28, paragraph 1 of the Company's Bylaws.

III. ATTENDANCE: All the members of the Board of Directors were present and signed below. Mr. Rodrigo Modesto de Abreu, Mr. Antonio Reinaldo Rabelo Filho, Mr. José Claudio Moreira Gonçalves (Naval), Ms. Criatiane Barretto Sales, Mr. Daniel Junqueira Pinto Hermeto, Mr. Carlos Lucio Gouvea and Mr. Arthur Jose Lavatori Correa, all representatives of the Company, also attended the meeting.

IV. MEETING BOARD: Chairman of the meeting: Mr. Eleazar de Carvalho Fillho; Secretary of the meeting: Ms. Luciene Sherique Antaki.

V. AGENDA: New conditions of alienation of the Sia Sul property in Brasília.

VI. RESOLUTIONS: Once the meeting was installed by the Chairman, in relation to the sole item on the Agenda, the Board of Directors, considering the desistance of the proponent buyer, whose proposal had been approved by this Board of Directors in item 5(i) of the minutes of the Meeting held on August 25, 2021, after analyzing the justification and the support material circulated by the Company, unanimously approved the new proposal to sell the Company's property located at SIA QD 5C, special area 24A/24B, Brasília/Distrito Federal, with a land area of approximately 152,000 m2 and a constructed area of 34.645m2, described and characterized in registry number 20.980 of the 4th Ofício do Registro de Imóveis do Distrito Federal, to DFC EMPREENDIMENTOS E PARTICIPACOES LTDA, enrolled in the CNPJ/ME under no. 08. 293.195/0001-17, and MEIRELLES MASCARENHAS EMPREENDIMENTOS IMOBILIARIOS LTDA, enrolled in the CNPJ/ME under no. 19.371.069/0001-50, in the total amount of R$ 100.000.000,00 (one hundred million reais), to be paid as follows: R$ 10,000,000.00 (ten million reais) on the date of the signing of the Private Instrument of Purchase and Sale Promise and R$ 90,000,000.00 (ninety million reais) on the date of the execution of the Public Deed of Purchase and Sale. The Court of the 7th Corporate Court of the Judicial District of the Capital City of the State of Rio de Janeiro will be made aware of the approval granted herein.

VII. CLOSING: The support material and the purchase proposal related to the item on the Agenda are filed in the Secretariat and on the Board's Portal. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drawn up. Once read, the minutes were approved by the present Board Member and by the Secretary. (a.a) Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Maria Helena dos Santos F. Santana, Paulino do Rego Barros Jr., Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira and Raphael Manhães Martins.

This is a true copy of the original drawn up in the relevant book.

Rio de Janeiro, September 27, 2021.

Luciene Sherique Antaki

Secretary of the Meeting